FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release dated August 1, 2005 entitled, “Repsol YPF Will Exclusively Market Gas From Camisea, Peru.”

Press Release

Item 1

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 1 August 2005

Number of pages: 2

REPSOL YPF WILL EXCLUSIVELY MARKET GAS

FROM CAMISEA, PERU

•	The company will sell the gas on the west coast of the USA and Mexico;

•	Will take up a 20% stake in the Peru LNG joint venture, and

•	Acquires 10% of 2 gas blocks in the Camisea area.

Repsol YPF has signed a firm agreement with the North American oil company Hunt Oil to develop the Peru LNG and Camisea field gas project. Under this agreement, Repsol YPF will exclusively market the 4 million tons per year production of liquefied natural gas (LNG) estimated for the projects’ liquefaction plant, which is equivalent to 15% of the company’s current annual gas production.

The agreement reached with Hunt Oil also contemplates the acquisition by Repsol YPF of a 20% stake in the Peru LNG joint venture that will build and operate the liquefaction plant in Pampa Melchorita (Peru), expected to go into operation by 2009 and supply gas to the west coast of North and Central America; and Repsol YPF’s entry with a 10% stake in two exploration blocks in the extensive Camisea field.

Becoming party to this project marks a firm step for Repsol YPF towards fulfilling the main lines of action announced in its 2005-2009 Strategic Plan, which contemplates upstream growth and a larger presence in the integrated liquefied natural gas (LNG) businesses.

The new sales/purchase agreement signed with Peru LNG will have a validity of eighteen-and-a-half years following the plant’s start-up. In terms of volume, this is the largest purchase of LNG ever made by Repsol YPF, and will enable the company to strengthen its activity in the LNG business, enhancing the excellent position already held in the Atlantic Basin.

Antonio Brufau, Repsol YPF Chairman and CEO, at a meeting held recently with Alejandro Toledo, President of Peru, told the President of his interest in the Camisea project and underlined its strategic importance as a source of supply to new markets. At the same time, he ratified the company’s will to invest in his country.

Press Release

In turn, Ray Hunt, CEO of Hunt Oil Company stated, “We are most satisfied at Repsol YPF’s decision to join the Camisea project, and above all the Peru LNG export project. With Repsol YPF, and its longstanding experience in LNG, as sole distributor of total production from the first liquefaction train, we believe Peru LNG is in a very good position to become the preferred supplier for the west coast of the United States and Mexico”.

The Peru LNG project will be fed with the natural gas produced at blocks 88 and 56 of the Camisea area, where Repsol YPF has also agreed to purchase 10% of the exploration concessions on these blocks from Hunt Oil. The agreement also includes the acquisition of another 10% of the stake in Transportadora de Gas del Peru SA (TGP), the company that distributes natural gas from Camisea via the trans-Andean pipeline.

Repsol YPF’s Strategic Plan defines a commitment to strengthen the company’s LNG production assets, which include the integrated projects of Gassi Touil (Algeria), Persian LNG (Iran), and the Caribbean (Trinidad & Tobago). Repsol YPF will exploit its business advantages and opportunities, and the economies of scale resulting from the Gas Natural SDG alliance, which will place the company as the third largest LNG operator in the world, and generate for Repsol YPF 10 million dollars per year in cost savings.

Repsol YPF commenced operations in Peru nine years ago, and is engaged there in exploration, refining and marketing activities, as one of the country’s major investors. At 31 December 2004, Repsol YPF owned mining rights on 3 exploration blocks, with a total net surface area of 16,237 km2. The company operates the la Pampilla refinery, with a 102,000 barrel per day production capacity, and a network of 146 service stations.

Hunt Oil Company has been an important actor in the development of the large Camisea gas fields since the year 2000, and is the main shareholder in the Peru LNG export project.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: August 2, 2005	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer